Filed Pursuant to Rule 433
Registration No: 333-146847
The following form of letter relates to a Registration Statement on Form S-3 (File No. 333-146847) filed with the SEC on October 22, 2007 in connection with a Rescission Offer being conducted by Popular, Inc. with respect to the Popular, Inc. USA 401(k) Savings and Investment Plan. A letter substantially on the form of this letter was mailed on October 30, 2007 to former employees of Popular, Inc. who no longer have a 401(k) plan account and who took or rolled over a distribution from the plan in the form of Popular, Inc. common stock.

Popular, Inc.
Corporate People Division (914)
PO Box 362708
San Juan, Puerto Rico 00936-2708
Telephone (787) 723-0077 x3054
October 30, 2007
Dear                     :
The accompanying letter and document called a “prospectus” contain important information regarding a Rescission Offer being conducted by Popular, Inc. The documents describe Popular, Inc.’s offer to buy back certain common stock acquired by you in the Popular, Inc. USA 401(k) Savings and Investment Plan (the “401(k) Plan”) at the original purchase price, less dividends received, plus interest and/or reimburse you for losses you may have incurred if you have already sold the stock.
Principal Financial Group has informed us that you received a distribution from your 401(k) Plan account in the form of shares of Popular, Inc. common stock. The following shares are eligible for the Rescission Offer, representing shares acquired by you in your 401(k) account during the period from August 9, 2006 through August 8, 2007 and subsequently delivered to you as part of your plan distribution:

Number of shares:	xxxxx
Average purchase price of the above shares (rounded to 2 decimal places)	$xx.xx
Total	$xx,xxx
In addition, enclosed you will find a Transaction Summary indicating other amounts eligible for this Rescission Offer related to sales of Popular common stock in your 401(k) Plan account prior to your distribution.
Please note that the Rescission Offer will expire at 5:00 p.m., Eastern Time, on Tuesday, November 27, 2007. Should you have any questions, you may contact me at: 787-723-0077 Ext. 3054.
Sincerely,

Douglas H. Hachenburg
Corporate People Division Manager
Popular, Inc.
Popular, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you make a decision with respect to the Rescission Offer, you should read the prospectus in that registration statement and other documents Popular, Inc. has filed with the SEC for more complete information about Popular, Inc. and the Rescission Offer. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Popular, Inc. will arrange to send you the prospectus if you request it by calling Popular, Inc.’s Corporate People Division at 787-723-0077 Ext. 3054.